Exhibit 99.2

Siyata Mobile Announces Closing of its Upsized US$12.6 Million U.S. Initial Public Offering on the NASDAQ

MONTREAL -- September 30, 2020 -- Siyata Mobile Inc. (TSX-V:SIM) (FRA: WK3D) (NasdaqCM: SYTA, SYTAW) (“Siyata” or the “Company”) today announced the closing of its previously announced U.S. initial public offering of 2,100,000 units (each, a “Unit”) at a price of US$6.00 per Unit (the “Offering”). Each Unit is comprised of one common share in the capital of the Company (each, a “Share”) and one warrant to purchase one common share in the capital of the Company (each, a “Warrant”). The Shares and Warrants were immediately separable from the Units and were issued separately. The common shares of the Company (the “Common Shares”) and Warrants were approved to list on the Nasdaq Capital Market under the symbols “SYTA” and “SYTAW,” respectively, and began trading on September 25, 2020. Siyata received gross proceeds of approximately US$12.6 million, before deducting underwriting discounts and commissions and other estimated Offering expenses.

The Warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of US$6.85 per share.

Psagot Investment House was the lead investor in the Offering. Psagot Investment House is an Israeli investment firm and the country's largest pension fund manager. Controlled by Apax Partners since 2010, the firm manages assets and capital totalling $40 billion.

Prior to the Offering, the Common Shares were traded on the OTCQX, operated by the OTC Market Group Inc.. The Common Shares will continue to be listed for trading on the TSX Venture Exchange, operated by the TMX Group Limited.

As previously announced, the Company has completed a consolidation of its Common Shares on the basis of one hundred and forty five (145) pre-consolidation Common Shares for one (1) post-consolidation Common Share which was effective at the opening of the market on September 25, 2020.

The Company intends to use the net proceeds from the offering for sales and marketing, growth capital, research and development with the remainder, if any, for working capital.

Maxim Group LLC acted as sole book-running manager for the Offering.

Siyata has granted the Underwriters a 45-day option to purchase up to 266,000 Shares and/or Warrants to purchase 266,000 Common Shares, or any combination thereof, to cover over-allotments, if any.

The Offering was conducted pursuant to the Company's registration statements on Form F-1 (File No. 333-248254 and File No. 333-249034) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the Offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus relating to this Offering may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any security in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Siyata

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PTT) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives. Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible. Visit www.siyatamobile.com and http://www.unidencellular.com/ to learn more.

Forward Looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this news release include statements relating to the Company’s expectations regarding the intended use of proceeds from the Offering. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

“On Behalf of the Board”

Marc Seelenfreund, CEO

Investor Relations:

Arlen Hansen

Kin Communications

1-866-684-6730

SIM@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.